July 6, 2012

CONFIDENTIAL – VIA EMAIL

Ms. Mellissa Campbell Duru

Ms. Tiffany Piland

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pure Bioscience, Inc.
File No. 1-14468

Dear Ms. Duru:

Thank you for your comments and for talking with us yesterday regarding the Coalition to Save Pure’s amended filing. We will be filing a revised preliminary proxy statement and comment response with you this afternoon and will follow up promptly to discuss next steps.

In the meantime, we note that Pure has filed an amended proxy statement, about which we have several concerns that we wanted to bring to your attention immediately. Given that Pure indicates in its own materials that it intends to mail on Monday (its violation of the broker search rule notwithstanding), we are providing these thoughts to you informally in the interest of time:

1. Incorrect factual statements regarding Richmont in the commercial litigation. The Pure proxy statement states that Richmont Corporation is “in litigation” against Pure. This is not correct—Richmont Corporation itself is not a party to the litigation.

2. Omission of critical terms of debt agreement entered into in connection with the record date. We have significant concerns about the loan arrangements disclosed in the company’s 8-K dated June 26 (the same day as the record date), which has several features not disclosed in the proxy statement that appear to be designed solely to entrench the existing board:

a. The loan agreement provides that an event of default occurs upon a change of a majority in the board of directors not approved by the incumbent directors. Setting aside the significant issues this poses under Delaware law at this phase of the contest, we do not see anywhere in the company’s proxy statement any mention of the loan arrangement or the board-related change of control trigger. We think clear disclosure of the existence of the loan agreement, the relationship of the timing to the proxy contest and in particular the board-related change of control trigger are material to a shareholder’s vote.

b. At the time the 8-K was filed, it states by its terms that the loan had not yet closed, as the Company indicates they expect to close the loan “as soon as possible.” Yet in the third paragraph of the filing, the Company states that it had already issued 4.6 million shares of common stock as collateral for the loan, prior to closing. The Company’s proxy statement appears to add these additional 4.6 million shares to the number of shares outstanding on the record date. In addition to explaining to shareholders why the company pledged all of the Company’s assets for a $1.3 million loan, we think shareholders would want a clear understanding of why the company believed it was appropriate to issue a substantial block of additional shares as collateral for a loan that had not closed at the time of the issuance, on or just prior to the record date. Again, we do not see any disclosure relating to any of these matters in the company’s revised proxy statement.

3. Misleading and unbalanced disclosure. We believe the company’s disclosure regarding its commercial relationship with Richmont is materially misleading and unbalanced in that it omits any mention of the benefits derived from the relationship, including for example a significant contract with the UAE delivered in the course of that arrangement.

Regards,

Paul Perea

Baker Botts L.L.P.

cc:	Heidi Hafer
David Emmons
Clint Rancher